RETALIX LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2005

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2005	2004	2005	2004	2004
	(Unaudited)		(Unaudited)		(Audited)
		U.S. $ in thousands (except per share data)
REVENUES:
Product sales	48,706	34,173	28,182	17,889	78,900
Services and projects (*)	35,703	20,422	22,414	10,859	45,460
T o t a l revenues	84,409	54,595	50,596	28,748	124,360
COST OF REVENUES:
Cost of product sales (*)	16,607	10,123	10,842	5,319	23,246
Cost of services and projects (*)	14,767	8,506	9,469	4,496	18,890
T o t a l cost of revenues (*)	31,374	18,629	20,311	9,815	42,136
GROSS PROFIT (*)	53,035	35,966	30,285	18,933	82,224
RESEARCH AND DEVELOPMENT
EXPENSES - net	(20,410)	(14,370)	(11,973)	(7,610)	(34,096)
SELLING AND MARKETING EXPENSES	(15,765)	(11,608)	(8,995)	(5,903)	(24,798)
GENERAL AND ADMINISTRATIVE EXPENSES	(10,749)	(7,293)	(6,371)	(3,683)	(15,944)
OTHER GENERAL INCOME, net		5			15
T o t a l operating expenses	(46,924)	(33,266)	(27,339)	(17,196)	(74,823)
INCOME FROM OPERATING (*)	6,111	2,700	2,946	1,737	7,401
FINANCIAL INCOME (EXPENSES) - net	13	(171)	(161)	(76)	85
GAIN ARISING FROM ISSUANCE OF SHARES BY A SUBSIDIARY AND AN ASSOCIATED COMPANY		200			200
INCOME BEFORE TAXES ON INCOME (*)	6,124	2,729	2,785	1,661	7,686
TAXES ON INCOME (*)	1,465	671	470	377	1,838
INCOME AFTER TAXES ON INCOME (*)	4,659	2,058	2,315	1,284	5,848
SHARE IN LOSSES OF AN ASSOCIATED COMPANY	83	69	43	35	137
MINORITY INTERESTS IN LOSSES OF SUBSIDIARIES	206	113	134	83	247
NET INCOME FOR THE PERIOD (*)	4,782	2,102	2,406	1,332	5,958
EARNINGS PER SHARE:
Basic (*)	0.26	0.15	0.13	0.09	0.38
Diluted (*)	0.25	0.14	0.12	0.08	0.36
WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EARNINGS PER SHARE – in thousands:
Basic	18,227	14,092	18,710	15,607	15,746
Diluted	19,210	15,163	19,756	16,663	16,552

(*) 2005-Restated

RETALIX LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2005

	June 30		December 31,
	2005	2004	2004
	(Unaudited)		(Audited)
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	54,006	81,147	91,413
Marketable securities	5,869	13,823	14,331
Accounts receivable:
Trade	29,691	22,723	26,399
Other	4,794	1,772	2,680
Inventories	935	797	755
Deferred income taxes	4,435	2,702	3,650
T o t a l current assets	99,730	122,964	139,228
NON-CURRENT ASSETS :
Marketable debt securities	4,516	7,376	6,125
Deferred income taxes (*)	2,494	1,758	1,768
Long-term receivables	2,465	1,580	3,592
Amounts funded in respect of employee rights
upon retirement	4,630	3,934	4,553
Other	572	530	523
	14,677	15,178	16,561
PROPERTY, PLANT AND EQUIPMENT, net	12,036	10,168	10,407
GOODWILL (*)	96,994	36,446	39,774
OTHER INTENGIBLE ASSETS, net of accumulated
amortization (*)	28,798	5,381	4,653
	252,235	190,137	210,623

(*) 2005-Restated

	June 30		December 31,
	2005	2004	2004
	(Unaudited)		(Audited)
	U.S. $ in thousands
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short-term bank credit	6,067	5,412	7,565
Current maturities of long-term bank loans	3,159	3,000	4,801
Accounts payable and accruals:
Trade	10,641	8,289	10,251
Employees and employee institutions	4,730	3,101	5,122
Current maturities of other liabilities	510	2,279	1,048
Other	11,223	5,479	7,439
Deferred revenues (*)	15,137	5,723	4,949
T o t a l current liabilities (*)	51,467	33,283	41,175
LONG-TERM LIABILITIES :
Long-term bank loans, net of current maturities	1,342	3,141	1,493
Employee rights upon retirement	8,674	5,589	8,435
Other liabilities, net of current maturities	122	302	259
T o t a l long-term liabilities	10,138	9,032	10,187
T o t a l liabilities (*)	61,605	42,315	51,362
MINORITY INTERESTS	1,796	2,003	1,969
SHAREHOLDERS’ EQUITY:
Share capital – ordinary shares of NIS 1.00
par value (authorized: 25,000,000 shares;
Issued and outstanding; December 31, 2004
(audited) – 17,577,432 shares; June 30, 2005
(unaudited) – 18,849,640 shares; June 30, 2004
(unaudited) – 16,949,840 shares	5,009	4,574	4,717
Additional paid in capital	143,220	109,066	116,277
Retained earnings (*)	40,813	32,175	36,031
Accumulated other comprehensive income	(208)	4	267
T o t a l shareholders’ equity (*)	188,834	145,819	157,292
	252,352	190,137	210,623

(*) 2005-Restated

(Continued) - 1

RETALIX LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2005

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31,
	2005	2004	2005	2004	2004
	(Unaudited)		(Unaudited)		(Audited)
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (*)	4,782	2,102	2,406	1,332	5,958

Adjustments required to reconcile net income to net cash provided by operating activities:
Minority interests in losses of subsidiaries	(206)	(113)	(134)	(83)	(247)
Depreciation and amortization, net (*)	5,043	1,176	4,275	566	2,552
Share in losses of an associated company	83	69	43	35	137
Gain arising from issuance of shares of an
associated company		(200)			(200)
Tax benefits relating to employee and
other option grants		421		271
Compensation expenses resulting from shares
and options granted to employees and non
employees		148		58	299
Changes in accrued liability for employee rights
upon retirement	374	174	236	314	1,085
Losses (gains) on amounts funded in respect of
employee rights upon retirement	325	104	279	(18)	(166)
Deferred income taxes - net (*)	(1,183)	(750)	(956)	(594)	(980)
Net decrease (increase) in marketable securities	699	(1,667)	37	(723)	(1,903)
Amortization of discount on debt securities	46	48	26	22	66
Other	(279)	36	(173)	97	116
Changes in operating asset and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	6,115	(180)	3,230	(1,280)	132
Other	(1,028)	537	(659)	414	7
Decrease (increase) in accounts
payable and accruals:
Trade	(1,372)	2,262	567	1,375	(94)
Employees, employee institutions and other	(1,945)	(3,713)	(303)	(874)	(505)
Decrease (increase) in inventories	(189)	256	112	108	388
Increase (decrease) in deferred revenues (*)	(3,858)	329	(4,788)	(439)	(445)
Net cash provided by operating activities	7,407	1,039	4,198	581	6,200

(*) 2005-Restated

(Continued) - 2

RETALIX LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2005

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31,
	2005	2004	2005	2004	2004
	(Unaudited)		(Unaudited)		(Audited)
	U.S. $ in thousands
Net cash provided by operating activities -
brought forward	7,407	1,039	4,198	581	6,200
CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of marketable debt securities held
to maturity	11,142	2,101	5,431	976	10,801
Investment in marketable debt securities
held to maturity	(1,876)	(13,127)		(12,336)	(20,784)
Acquisition of subsidiaries consolidated for the first time (a)	(49,351)	(13,991)	(49,351)	(85)	(13,781)
Additional investments in subsidiaries	(147)				(2,504)
Advances on account of acquisition	(448)		(448)
Purchase of property, plant, equipment and other assets	(1,260)	(610)	(799)	(306)	(1,826)
Proceeds from sale of property, plant and equipment	7	13	3		63
Amounts funded in respect of employee rights upon retirement, net	(303)	(296)	(102)	(157)	(644)
Long-term loans granted to employees	(54)	(19)	(24)	(15)	(28)
Collection of long-term loans to employees	47	43	42	18	155
Net cash used in investing activities	(42,243)	(25,886)	(45,248)	(11,905)	(28,548)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares in a public offering, net of $3,243,000 share issuance costs		58,891		58,891	58,857
Repayment of long-term bank loans	(1,482)	(1,868)	(727)	(750)	(3,467)
Issuance of share capital to employees
Resulting from exercise of options	2,849	3,143	784	1,839	10,135
Short-term bank credit - net	(3,723)	(265)	(1,839)	352	1,887
Investment in a subsidiary	34		34		34
Net cash provided by (used in) financing activities	(2,322)	59,901	(1,748)	60,332	67,446
EFFECT OF EXCHANGE RATE CHANGES
ON CASH	(249)		(135)		222
INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	(37,407)	35,054	(42,933)	49,008	45,320
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	91,413	46,093	96,939	32,139	46,093
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	54,006	81,147	54,006	81,147	91,413

(Concluded) - 3

RETALIX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2005

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Six months ended	Six months ended	Three months ended	Three months ended	Year ended
	June 30,	June 30,	June 30,	June 30,	December 31,
	2005	2004	2005	2004	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(audited)

(a) Acquisition of subsidiaries consolidated for the first time:
Assets and liabilities of the
subsidiaries at the date of
acquisition:
Working capital (excluding cash
and cash equivalents) (*)	11,883	333	11,883		(894)
Deferred income taxes	(330)	(728)	(330)		(728)
Property, plant, equipment
And other assets, net	(2,351)	(486)	(2,351)		(699)
Amounts funded in respect of
employee rights upon retirement		(9)			(9)
Accrued liability for employee rights
upon retirement		11			1,711
Goodwill and other intangible assets
arising on acquisition (*)	(85,414)	(19,106)	(85,414)		(21,013)
Issuance of the Company’s share
capital	23,863	5,410	23,863		5,410
Long- term loan					1,469
Short-term bank credit	2,230		2,230
Minority interests in subsidiary					141
Increase in account payable- other	768	584	768	(85)	831
	(49,351)	(13,991)	(49,351)	(85)	(13,781)

(*) 2005-Restated

(b)	Supplemental information on investing activities not involving cash flows:

1)

In January 2004, the Company acquired 100% of the shares of OMI International, Inc. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 5,410,000.

2)

On April 1, 2005, the Company acquired substantially all of the business assets of Integrated Distribution Solutions, L.L.C. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 6,883,000.

3)

On April 1, 2005, the Company acquired 97% of the preferred stock of TCI Solutions, Inc. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 16,980,000.